UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

ACRO, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

005000 10 4
(CUSIP Number)

Schonfeld & Weinstein, L.L.P.
80 Wall Street, Suite 815
New York, New York 10005
(212) 344-1600

July 28, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 005000 10 4

1.	Name of Reporting Person:
Top Alpha Capital s.m. LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
96,613,786

	8.	Shared Voting Power
0

	9.	Sole Dispositive Power
96,613,786

	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
96,613,786

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
49.9%

14.	Type of Reporting Person (See Instructions)
CO

Item 1.       Security and Issuer.

This Schedule 13D relates to common shares, $.001 par value (the “Common Shares”) of ACRO, Inc. a Nevada corporation (the “Issuer”), whose principal executive offices are located at 18 Halivne Street, Timrat, Israel.

Item 2.       Identity and Background.

The name of the person filing this statement (the “Reporting Person”) is Top Alpha Capital s.m. LTD., an Israeli corporation.

Item 3.       Source and Amount of Funds or Other Consideration.

On July 28, 2011, The Reporting Person purchased 96,613,788 shares of the Issuer’s common stock for a purchase price of $160,000.  The shares represent 49.9% of the Issuer’s outstanding common stock.  The funds used to purchase these shares are from the Reporting Person’s working capital.

Item 4.       Purpose of Transaction.

The Reporting Person acquired the Common Shares based on the Reporting Person’s belief that such an investment represented an attractive investment opportunity.  The Reporting Person may purchase additional securities if the Reporting Person deems that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet its investment objectives.

On July 28, 2011, Mr. Asaf Porat, an affiliate of the Reporting Person, was appointed a director and officer of the Issuer.

Other than as set forth above, the Reporting Person does not have any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.        Interest in Securities of the Issuer.

(a)-(b)    The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)      Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Ordinary Shares held by the Reporting Persons within the past 60 days of the date hereof by the Reporting Persons.

(d)      Except as described in Item 3 and 4 of this Statement, the Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by them.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to a share purchase agreement dated July 5, 2011, for the six months following the purchase of the Reporting Person’s Common Shares of the Issuer (July 28, 2011) (the “Closing Date”), the Reporting Persona shall have the option to purchase the 11,195,623 shares of the Issuer’s common stock held by Mr. Gadi Aner and the shares held by Mr. Zeev Bronfeld at a price per share of $0.0038, and for the twelve months following the Closing Date, the Reporting Person shall have the option to purchase up to 15,515,052 of the Issuer’s common shares held by BioTech Knowledge LLC, at a price per share of $0.0018.

The SPA further stated that as long as Mr. Aner and Mr. Bronfeld hold any of the ACRO shares they hold as of the Closing Date, they shall have the right to veto any transaction with the Reporting Person, e.g, the issuance of shares or compensation to the Reporting Person.  However, this veto right shall expire immediately upon the consummation of any one of the following:   (a) a merger between the Issuer and another entity; (b) an asset acquisition by the Issuer (c) the Issuer’s purchase of shares of another entity, (d) acquisition by a third party of a controlling interest in the Issuer.  However, such veto right shall not apply to the Issuer’s right to issue Purchaser shares in the event the Issuer has any outstanding debts on the Closing Date.  In such case, the Issuer shall issue the Reporting Person shares based on a company valuation of $160,000 proportionate to the outstanding debt.

The Reporting Person intends to consummate a thousand for one reverse stock split and a proportional decrease in the number of authorized shares of common stock of the Issuer from 700,000,000 to 700,000.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.        Material to Be Filed as Exhibits.

99.1	Share purchase agreement between ACRO, Inc. and Top Alpha Capital s.m. LTD. dated July 5, 2011.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	August , 2011

TOP ALPHA CAPITAL S.M. LTD.

By:
Name:
Title:

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)